San Lotus Holding Inc

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (ROC)

775-851-7397 or 775-201-8331 fax

United States

              December 26, 2011

Security & Exchange Commission

Division of Corporate Finance

Attn: Sonia Bednarowski

100 F Street, N.E.

Washington, DC 20549

Re: San Lotus Holding Inc

Registration statement on Form S-1A Amendment 4

File No: 333-176694

Enclosed is our response to your comments of November 28, 2011.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s__________

Chen Li Hsing

President

General

1.

Please revise to include page numbers for all pages in your registration statement. For example, you have not included page numbers for pages eight, 22, and 23.

Response: revised

Registration Statement Cover Page

2.

We note your response to our prior comment three and reissue. Please revise your registration statement cover page to include the approximate date of commencement of the proposed sale to the public. For example, if you intend to commence the proposed sale as soon as practicable after the registration statement becomes effective, please disclose.

Response: revised

3.

We note your response to our prior comment five and reissue. Please revise to move the prospectus subject to completion legend from the registration cover page to your prospectus cover page on page iii. Refer to Item 501(b)(10) of Regulation S-K. In addition, please revise to move the Commission legend from the registration cover page to your prospectus cover page on page iii. Refer to Item 501(b)(7) of Regulation S-K.

Response: revised

Summary Information, Risk Factors and Ration of Earning to Fixed Charges, page 4 Prospectus Summary, page 4

Overview, page 4

4.

We note your response to our prior comments six and eight and reissue in part. Please disclose the amount of money you currently have in your treasury and that you estimate that you will require $50,000 to accomplish the goals in your business plan. In addition, please revise to move your disclosure “that you do not have enough cash to support [your] daily operations while [you] are attempting to commence operations and produce revenues” to the beginning of your Prospectus Summary section. Also revise to add your disclosure from page six that, to implement your business plan, “it is likely that [you will] need to seek additional financing through subsequent future private offerings of [your] equity securities” to your Prospectus Summary section.

Response: revised

5.

We note your response to our prior comment seven that on November 9, 2011 you received $224,000 for the shares of your common stock. Please revise to reconcile the apparent inconsistency between the amount you received in the private offering on November 9, 2011 and your disclosure that you require $50,000 to accomplish the goals in your business plan but do not believe that you have enough cash to support your “daily operations” by clarifying when you intend to begin your “daily operations,” an estimate of your monthly “burn rate” once you begin “daily operations,” and how long your present capital will last at that rate.

Response: revised

6.

We note your disclosure on page four that “any additional costs are paid for by [your] officers who will be reimbursed at a future date” and your disclosure on page six that you have a verbal agreement with your president, Mr. Chen Li Hsing. With a view towards revised disclosure, please advise as to whether you also have agreements with your other officers, and to the extent that you do, please advise as to whether such agreements are verbal or written. In addition, please revise to disclose the material terms of the loan agreements with your officers in the Transactions with Related Persons, Promoters, and Certain Control Persons section on page 25 pursuant to Item 404(a) of Regulation S-K, including the interest rate, if any, whether your officers are required to advance funds to you, whether there is a cap on the amount they are willing to lend, and the date when the loan is due. To the extent that your officers are not required to lend such funds, please revise to disclose in your Prospectus Summary section that there is no guarantee that they will lend such funds to you. Finally, if they have already loaned money to you, please disclose the amount on page 25.

Response: revised

7.

We note your response to our prior comment 10 and reissue in part. Please revise to briefly discuss the limited time that your officers intend to devote to your business and the conflicts of interest that your officers and directors may have with your business in your Prospectus Summary section.

Response: revised

8.

We note your response to our prior comment 11 and reissue in part. Please revise to clarify the geographic scope of the trips and services you intend to market in Taiwan.

Response: revised

9.

We note your response to our prior comments 12 and 13 and reissue in part. Please revise to clarify what you mean by “global packages” and “becoming a wholesaler as well as a retailer in most of the products and services [you] hope to provide” on page four.

Response: revised

10.

Please reconcile your disclosure that your target market includes “up-scale, well-educated, professionals, affluent travelers” with your disclosure that your target market is the “retiring baby boomer generation.”

Response: revised

11.

Please revise your disclosure regarding your status as a shell company in your Prospectus Summary and Risk Factor sections by clarifying that all shareholders with restricted shares of your common stock will be subject to the limitations of using Rule 144 that are described in Rule 144(i) of the Securities Act with regards to the restricted shares. In addition, please revise to remove the words “including shares received in any registered offering” from the last sentence of your paragraph regarding Rule 144 on pages four and nine.

Response: revised

Risk Factors, page 6

12.

We note your response to our prior comment 17. Please add a risk factor that addresses the risk created by the new technologies of the Internet which make it much easier for affluent individuals and others to plan the details of their own trips, eliminating the fees you hope to collect, and that such self-managed trips may have caused many travel agencies to go out of business in recent years or tell us why this is not necessary.

Response: added a risk factor

13.

Please revise to include a risk factor that addresses the reasons your auditor has expressed substantial doubt about your ability to continue as a going concern or tell us why this is not necessary.

Response:  our auditor has not expressed substantial doubt in his notes.

Risks Related to Our Business, page 6

We need additional capital to develop our business, page 6

14.

We note your response to our prior comment 20 and reissue. Please revise to clarify why you believe that “the only source of funds that would be realistic is through a loan from [your] president and the sale of equity capital.” In addition, please revise to clarify that there is no guaranty that you will be able to obtain funding from the sale of equity, and, if true, please revise to clarify that there is no guaranty that you will be able to obtain a loan from your president.

Response: revised

We will need government approval to operate travel agencies in the countries, page 7

15.

Please revise the title of this risk factor to clarify that you do not yet have operations in any country. In addition, to the extent that you have not taken any steps to obtain the government approval to operate a travel agency in Taiwan, please disclose here. In addition, please address any challenges you will have in obtaining such license and any material expenses related to obtaining or maintaining the license.

Response: revised

Selling Security Holders, page 11

16.

We note your disclosure on page 26 that Chen Kuan Yu is one of your founders. Please revise to disclose here. In addition, please be advised that a person is generally deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that many of the selling shareholders share the same family name. Please revise if necessary.

Response: revised

Description of Business, page 17

17.

We note your response to our prior comment 38 and reissue. Please significantly revise this section to provide more detail and clarity in regards to all material aspects of your business plan. Avoid making statements vague statements such as “[w]e will focus our efforts on meeting the travel demands of the retiring baby boomer generation, initially in the Chinese and overseas Chinese segments and subsequently the Asian Pacific, North American and European markets.” Revise to provide a factual description of your current state and the steps you believe are necessary to achieve your aspirations in terms of effort, cash and time. For example:

·

Disclose whether you have taken any steps to obtain the approval to operate as a travel agency in Taiwan or in any other countries, disclose the estimated cost of obtaining such approvals, when you anticipate obtaining the approvals and what challenges you anticipate in obtaining the necessary approvals;

·

Disclose whether you plan to initially limit the geographic scope or type of travel services you plan to offer as it appears that you may intend, for your first two or three years in operation, to rely mostly on tour operators to pay you commissions for selling their tours instead of fees that you charge to your customers based on the price of the trip;

·

Disclose the steps you must take in order to be able to sell the travel insurance you intend to offer, including the costs of completing such steps;

·

Disclose the estimated costs of obtaining the lists that you intend to use to contact your target market of high-income individuals;

·

Disclose how you will seek to develop mutually beneficial relationships with tour operators and other travel consultants, when you will begin this step, the estimated cost of this step and clarify what you mean by “mutually beneficial relationships;”

·

Disclose how you intend to use social media vehicles to “drive prospective clients to [your] website”;

·

Disclose the aggregate costs of all the publications you intend to receive in order to “be up to date on information;”

·

Disclose when you intend to employ more “qualified employees” and what you mean by “more qualified employees;”

·

Disclose when you will attempt to expand to a target market beyond Taiwan, how you intend to expand your target market and the estimated cost of such expansion;

·

Disclose the types of products you intend to distribute as a “wholesaler.”

Response: revised

18.

Please revise to reconcile your statement on page 17 that “[you] intend to generate revenue through subscription fees to [your] monthly e-mail newsletters, which can offer recommendations to travelers who wish to design and book their own packages,” with your disclosure on page 18 where you disclose that subscribers to your newsletter “may be charged” a fee for access to information beyond the regular newsletter.

Response: revised

Business Development, page 18

19.

The fourth sentence of this section says you hope to have the company website operational within 60 days of the effectiveness of the registration statement. Since the financials show no assets and the disclosure estimates this will cost approximately $10,000, the sentence makes no sense in relation to the rest of the filing. Since the registration statement is a selling shareholder registration statement, it also raises a question whether it is actually a concealed primary offering because of the implication that selling under the registration statement might fund the website. Please revise the entire prospectus so that it represents a coherent and factual picture of your company and its current situation.

Response:  the document has been revised regarding the $224,000 currently in the bank

20.

Please revise to clarify what you mean by “these parts of the marketing effort.” In addition, please revise to provide an updated time line as you are already in the fourth quarter of 2011 or advise.

Response: revised

21.

We note your disclosure regarding the “key travel industry organizations” on page 18, but it appears that you have only listed one, the CLIA. Please revise or advise. In addition,

please revise to clarify how you intend to “prove that [your] service is professional and competitively priced” to other members of the CLIA.

Response: revised

22.

Please revise to provide the basis for your statement on page 18 that it is customary for travel agents to charge $5 to $10 for visa applications. Alternatively, please revise to state as your belief.

Response: revised

large part by the tour operators who will charge varying fees” by explaining the effect that the operator’s fees will have on your ability to charge commissions approximating 8- 10% of the total package price.

             Response:

Our planned services will be world-wide with commissions approximating 8-10% of total package price. But we can’t guarantee we will actually receive this percentage or if so when earned commissions will be paid.

24.

We note your response to our prior comment 43 and reissue. Please revise to provide support for your statement on page 19 that the industry standard commission from tour and cruise companies is $2,500 for two cruises and one tour. Also revise to clarify how many customers you will need to find for the cruises and tour. In addition, please revise to clarify that there is no guarantee that you will sell any cruises or tours.

Response: this statement was our “belief” of the standard but could not substantiate it to be industry wide so we deleted the comment

25.

Please revise to clarify the amount you intend to charge during your first two to three years in operation as it is unclear whether you intend to charge customers $50 for each airline ticket and no fees for other services, relying instead on commissions you receive from tour operators, or if you intend to charge a fee in addition to the amount you receive from the tour operators. To the extent that you intend to charge a fee, please disclose the amount or advise.

Response: revised

26.

We note your response to our prior comment 46 and reissue. Please reconcile your disclosure in the third paragraph on page 19 that refers to your plan of “designing and guiding trips” with your disclosure that “you currently have no plans to actually ‘guide’ [your] travelers.” In addition, please reconcile your disclosure that the dollar amount of the trip or package would not be relevant to the amount you charge for designing and guiding trips with your disclosure in the second to last sentence on page 18 that “[your] planned services would be world-wide with commissions approximating 8-10% of total package price.” To the extent that you do not intend to charge a percentage of the cost of the trip, please revise to clarify how you intend to determine the amount to charge customers for “designing and guiding trips.”

Response: revised

Competition, page 19

27.

We note your disclosure regarding the types of travel agencies in the United States. We note, however, that your initial market will be Taiwan. Please revise to describe the competitive market conditions in Taiwan and any other geographic region you intend to offer your services.

Response: revised

28.

We note your disclosure that you “hope to create your own niche as service oriented.” Please revise to clarify how being “service oriented” would differentiate you from other travel agencies as your industry is a service industry.

Response: revised

Directors, Executive Officers, Promoters and Control Persons, page 25 Chen Li Hsing, President, Director, Age 64, page 25

29.

We note your response to our prior comment 52 and reissue in part. Please revise the second sentence in this section and the second sentence in the section below regarding Chen Tseng Chih Ying to state as beliefs. In addition, please revise to disclose the family relationship of Chen Tseng Chih Ying and Chen Li Hsing in your Security Ownership of Certain Beneficial Owners and Management section as a person is deemed to beneficially own stock held by his or her spouse.

Response: revised

Yu Chien Yang, Vice President and Director, Age 42, page 25

30.

Please revise to clarify that Yu Chien Yang is currently the owner/operator of Songhai Mgt. Consulting Company, Ltd.

Response: revised

Security Ownership of Certain Beneficial Owners and Management, page 25

31.

Please revise to clarify that Yu Chien Yang beneficially owns the shares held by Songhai Mgt. Consulting Company, Ltd. by including a footnote to your table on page 25.

Response: revised

Signatures, page II-5

32.

We note your response to our prior comment 59 and reissue. Please revise to have your registration signed by your principal executive officer, principal financial officer, and principal accounting officer in her individual capacity and by at a least a majority of the board of directors. Refer to Form S-1, Signatures.

Response: revised

Exhibit 5.1

33.

Please have counsel revise to clarify that the shares offered by the selling shareholders have been fully paid.

Response: revised

Other

34.

Please update your financial statements to comply with Rule 8-08 of Regulation S-X, as necessary.

Response:

35.

Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

Response: